Solarfun's SF260 Polycrystalline Module Receives UL Certification, Joining Solarfun's Comprehensive Portfolio of UL-Certified Products

SHANGHAI, Dec. 3, 2010 /PRNewswire/ -- Solarfun Power Holdings Co., Ltd. ("Solarfun" or the "Company") (Nasdaq: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic ("PV") cells and modules in China, today announced that it has received Underwriters Laboratories Inc. ("UL") certification for its SF260 polycrystalline module.

UL certifies that the SF260 polycrystalline module, along with the rest of Solarfun's UL-certified monocrystalline and polycrystalline module products, fully complies with all safety, environmental, and other performance requirements established by UL.

Suited for both residential and commercial customers, Solarfun's SF260 modules offer a sleek, all-blue appearance, with the performance required by large power output applications.

Bruce Ludemann, Vice President and General Manager of Solarfun, North America, commented, "The UL Certification of the SF260P module extends our North American offering. The larger model is well suited for ground-mounted and commercial rooftop applications, the two fastest growing solar segments in North America."

"Achieving UL certification for the SF260 polycrystalline module and offering a full line of UL-certified modules is a notable accomplishment," added Dr. Mohan Narayanan, Vice President of Technology at Solarfun. "UL certification is essential to Solarfun's continuing expansion strategy in North America, ensuring that all our modules meet the stringent requirements of PV projects in the region.  The certification further demonstrates Solarfun's commitment to providing our global customers with products that feature market-leading reliability, safety and performance."

A list of Solarfun's existing UL-certified crystalline modules, include:

  SF080 monocrystalline
  SF080 polycrystalline
  SF120 monocrystalline
  SF120 polycrystalline
  SF160 monocrystalline
  SF160 polycrystalline
  SF190 monocrystalline
  SF190 polycrystalline
  SF220 monocrystalline
  SF220 polycrystalline
  SF260 monocrystalline
  SF260 polycrystalline
  Black Diamond

About Solarfun

Solarfun Power Holdings Ltd. (NASDAQ: SOLF) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices. Solarfun produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities. Solarfun partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets. Solarfun maintains a strong global presence with local staff throughout Europe, North America, and Asia. Solarfun embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program. For more information, visit: www.solarfun-power.com.

For further information, please contact:

Investor Contact:
Paul Combs
V.P. Strategic Planning
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768
E-mail: paul.combs@solarfun-power.com

Christensen

Kathy Li
Tel: +1 480 614 3036
E-mail: kli@ChristensenIR.com

Tip Fleming
Tel: + 852 9212 0684
E-mail: tfleming@ChristensenIR.com

CONTACT: Investors, Paul Combs, V.P. Strategic Planning of Solarfun Power Holdings Co., Ltd., 86-21-3852 1533, mobile, 86 138 1612 2768, paul.combs@solarfun-power.com; or Kathy Li, +1-480-614-3036, kli@ChristensenIR.com, or Tip Fleming, + 852 9212 0684, tfleming@ChristensenIR.com, both of Christensen, for Solarfun Power Holdings Co., Ltd.